Lennar Corporation

700 Northwest 107th Avenue

Miami, Florida 33172

(305) 559-4000

December 12, 2012

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Jay Ingram

Re:	Registration Statement on Form S-4

Filed September 7, 2012

File No. 333-183755

Ladies and Gentlemen:

As permitted by Rules 460 and 461 under the Securities Act of 1933, as amended, Lennar requests that the effectiveness of Registration Statement File No. 333-183755 be accelerated to 4:00 p.m. on December 13, 2012.

Lennar acknowledges that it is aware that:

(a)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

(b)	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Lennar from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

(c)	Lennar may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this request for acceleration, please contact me at (305) 229-6584 or David Bernstein of K&L Gates LLP at (212) 536-4029.

Sincerely,

/s/ Mark Sustana
Mark Sustana
General Counsel and Secretary

cc: Jessica Dickerson